LENDWAY, INC.

INSIDER TRADING POLICY

A.	Purpose

Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as “insider trading.” The purpose of this Insider Trading Policy is to prevent insider trading or allegations of insider trading, and to protect the reputation for integrity and ethical conduct of Lendway, Inc. (the “Company”).

B.	Applicability of Policy and Certain Definitions
1.	“Material Nonpublic Information” means material information (described below) that has either not been disclosed to the public generally, or has been disclosed so recently that sufficient time has not yet passed to allow the information to become widely available among investors and the financial community.
2.	“Material Information” means information about a company that would be expected to affect the investment or voting decision of a reasonable investor, or information that could reasonably be expected to have an effect on the price of that company’s securities. While the materiality of information will depend on the specific facts and circumstances, examples of categories of information that are more likely to be considered material, or may be presumptively material, include:
●	Financial results or financial condition
●	Projections of future earnings or losses
●	Major changes in senior management or changes in control of the company
●	News of a pending or proposed merger, or significant divestiture or acquisition
●	New product or service announcements of a significant nature
●	Significant pricing or rate changes
●	New equity or debt offerings
●	Major events regarding a company’s securities (such as defaults, redemptions, stock splits, repurchase plans, or changes in dividend policy)
●	Changes in debt ratings
●	Significant actual or threatened litigation
●	Default under a significant financing arrangement, or financial liquidity issues;
●	Major restructuring actions or asset impairments

●	Changes in auditors
●	Impending bankruptcy or financial problems.

Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

3.	“Covered Persons” means:
a.	All Company Personnel. All directors, officers and employees of the Company and its subsidiaries (“Company Personnel”), as well as members of their immediate families and others living in the same household.
b.	Consultants and Advisors. All consultants and advisors to the Company and its subsidiaries whose work brings them into contact with material nonpublic information.
c.	Related Parties. Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in the Company’s securities are directed by any person covered by subparagraphs a or b above or who is subject to that person’s influence or control.
4.	“Covered Companies” means
a.	the Company and its subsidiaries; and
b.	any other person or entity with which the Company or any of its subsidiaries is or may be doing business, such as borrowers, customers, suppliers or parties with whom a major transaction such as a merger, acquisition or divestiture may be or is being negotiated.
5.	Covered Transactions. The securities trading that this Policy covers includes purchases and sales of common stock, options to acquire common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, and purchases and sales of derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. Trading covered by this Policy may or may not include transactions under Company sponsored plans as follows:
a.	Stock Option Exercises. The Policy’s trading restrictions do not apply to the purchase of Company stock through the exercise of stock options granted by the Company (whether by cash exercise, stock swap or net exercise, to the extent such forms of exercise are permitted by the Company). The trading restrictions do apply to any subsequent sale of Company stock acquired through an option exercise; and, therefore, do apply to a broker-assisted cashless exercise.
b.	Restricted Stock/Unit and Performance Stock/Unit Awards. The Policy’s trading restrictions do not apply to the vesting of restricted stock/units or performance stock/units, or to the exercise of a tax withholding right pursuant to which the person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon vesting, to the extent such withholding is permitted by the Company. The trading restrictions do apply to any market sales of shares.
c.	Employee Stock Purchase Plan Purchases. The Policy’s trading restrictions do not apply to the purchase of the Company’s stock through any Employee Stock Purchase Plan (the “ESPP”) the Company may maintain from time to time (but the Policy’s trading restrictions do apply to any election to participate in the ESPP, any election to change the level of participation in the ESPP and the sale of any shares acquired under the ESPP).
d.	Gifts. The Policy’s trading restrictions do not apply to a bona fide gift of Company stock so long as either (i) the recipient of the gift is subject to the same trading restrictions under this Policy as are applicable to you, or (ii) you otherwise have no reason to believe that the recipient intends to sell the securities immediately or during a period when you would not be permitted to trade pursuant to the terms of this Policy.
C.	Statement of Policy

Insider trading involves trading at any time when the person making the purchase or sale is aware of material nonpublic information regarding the company whose securities are being traded. If you have a doubt or question about whether you are aware of or in possession of material nonpublic information concerning the Company or another company, you should contact the Company’s Chief Financial Officer or Vice President of Finance (each, a “Designated Officer”).

2.	No Trading on Material Nonpublic Information
a.	Company Securities. If you are a Covered Person, you must not purchase or sell any Company securities, or otherwise advise or assist any third-party trading Company securities, while you are aware of material nonpublic information regarding the Company.
b.	Other Companies’ Securities. If you are a Covered Person and you obtain material nonpublic information about any other publicly-held company as a result of your work on behalf of the Company or any of its subsidiaries, you must not trade in that company’s securities.
3.	No Disclosure to Others Who Might Trade. If you are a Covered Person, you must not communicate material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not actually trade and did not benefit from another’s trading.
4.	Protect Material Nonpublic Information. In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:
a.	You must treat material nonpublic information as confidential, exercise the utmost caution in preserving the confidentiality of that information, and should not discuss it with any other person who does not need to know it for a legitimate business purpose.
b.	You should refrain from discussing material nonpublic information relating to the Company or any public company in public places where such discussions can be overheard.
c.	If you become aware of any unauthorized disclosure of material nonpublic information, whether inadvertent or otherwise, you should report such disclosure immediately to a Designated Officer.
5.	Specific Material Developments. From time to time, material developments known only to a limited number of Company Personnel may occur and cause the Company to impose on an appropriate group of Company Personnel additional restrictions on trading. You will be notified if you become part of such a group, and you should not disclose to others the fact that you have been so notified or that additional restrictions on your trading have been imposed.
D.	Policy Prohibiting Pledging, Hedging and Other Speculative Trading

Company Personnel, as well as family members and anyone designated to engage in securities transactions on behalf of Company Personnel, are prohibited at all times from engaging in the following transactions with respect to Company securities:

●	holding any Company securities in a margin account or pledging Company securities as collateral for a loan (unless the aggregate fair market value of all collateral for the loan, inclusive of the fair market value of Company securities pledged as collateral for the loan, equals or exceeds 200% of the total obligations under the loan from time to time outstanding);
●	engaging in transactions in puts, calls, or other derivative transactions relating to Company securities;
●	short sales of Company securities (selling securities not owned at the time of sale); and
●	purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, zero cost collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Company securities.

These restrictions apply to all Company securities owned directly or indirectly by Company Personnel, including Company securities owned by family members where the Company Personnel is deemed to beneficially own such securities, and their respective designees. However, the restrictions do not prevent any Company Personnel or their family members or their designees from engaging in general portfolio diversification or investing in broad-based index funds.

E.	Additional Restrictions on Corporate Insiders

Directors and Section 16 officers of the Company and other officers and key employees of the Company and its subsidiaries who have been designated as “Corporate Insiders,” as well as related parties of such individuals, are subject to additional restrictions on trading Company securities as set out in the attached Addendum. The Company may also, from time to time, impose on all or an appropriate group of Covered Persons additional restrictions on trading Company securities when circumstances warrant. You will be notified by a Designated Officer if you are subject to these additional Covered Persons restrictions.

F.	Compliance Procedures

For purposes of ensuring that this Policy is disseminated to all Covered Persons:

●	Policy Posting. The current version of this Policy will at all times be posted on the Company’s intranet. You may also request a copy of the current version of this Policy from any Designated Officer.
●	Training. The Company provides training on this Policy and the insider trading rules to all Company Personnel upon commencing employment with the Company. The Company will also provide periodic training refreshers to groups of Company Personnel from time to time and annually to Company Insiders.
●	Certification. As part of the Company’s annual compliance procedures, all Company Personnel are required to certify annually that they have read, understand and agree to comply with this Policy.
G.	Consequences of Violating Laws and Policy
●	Disciplinary Action. Company Personnel who fail to comply with this Policy will be subject to appropriate disciplinary action, which may include, among other consequences, the ineligibility to participate in the Company’s equity incentive plans or termination of employment.
●	Civil and Criminal Penalties. Under federal securities laws, the penalties for violating insider trading laws are severe. If you trade on (or tip) material nonpublic information, you are subject to civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and up to 20 years imprisonment. If the Company fails to take appropriate steps to prevent insider trading, the Company and its directors, officers and other supervisory Personnel may be subject to “controlling person” liability and potential civil and criminal penalties.
H.	Questions

Questions regarding any of the provisions or procedures of this Insider Trading Policy should be directed to a Designated Officer.

LENDWAY, INC.

Additional Requirements and Responsibilities for Corporate Insiders

A.	Purpose

This Addendum supplements the Company’s Insider Trading Policy and applies to Corporate Insiders, as defined below. Corporate Insiders are subject to both the requirements of the Insider Trading Policy as well as to additional procedures and requirements described below to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate their compliance with certain legal requirements not applicable to Company Personnel generally.

B.	Persons Covered

The individuals and entities described below are “Corporate Insiders.”

●	Directors and Section 16 Officers. All provisions of this Addendum apply to the directors and officers of the Company subject to Section 16 of the Securities Exchange Act of 1934 (referred to herein as “Section 16 Officers”).
●	Other Officers and Key Employees. Designated provisions of this Addendum apply to certain other officers and key employees of the Company and its subsidiaries. These other officers and key employees, whose duties cause them to regularly have access to material nonpublic information about the Company, will be notified by a Designated Officer that they are subject to this Addendum.
●	Related Parties. If you are covered by either of the above categories, then this Addendum also applies to the same extent to your immediate family members and other individuals living in your household (“Family Members”), and to any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by you or your Family Members or are subject to the influence or control of you or your Family Members. Also, you are responsible for informing all Family Members and such related parties of the requirements of this Addendum.
C.	Trading Windows for Corporate Insiders

Trading Not Permitted During Closed Trading Windows. If you are a Corporate Insider, you may not engage in any transaction in Company securities (including any purchase, sale, gift and voluntary transaction involving equity compensation) during the period beginning on the 15th day of the last calendar month of each fiscal quarter and continuing through the second trading day following the public release of the Company’s financial results for that fiscal quarter (each such period being a “closed trading window”). For the sake of clarity, if quarterly financial results are released before the open of market on a certain day, that day will count as the first trading day following the public release of such results. If a Corporate Insider wishes to trade outside of a closed trading window (often referred to as an “open trading window”), the person may do so only if he or she is not then aware of any material nonpublic information and has complied with the notification and pre-clearance procedures described below.

Illustration – Trading Windows: If financial results for the quarter ended March 31 are released after the stock market closes on April 26, then Corporate Insiders are prohibited from trading from March 15 through April 28 (the closed trading window), but could trade from April 29 through June 14 (the open trading window), assuming that April 27 and 28 are trading days on the stock market and unless they are aware of material nonpublic information or have not complied with the notification and preclearance procedures below.

D.	Preclearance Requirements for Trades During Open Window Periods

Notices of Intended Transaction and Requests for Approval. If you are a Corporate Insider, you may not engage in any transaction (including any purchase, sale, gift and voluntary transaction involving equity compensation) involving Company securities during open window periods without first obtaining pre-clearance of that transaction from a Designated Officer. Prior to initiating any transaction in Company securities during an open window period, you must deliver to a Designated Officer an electronic notice in the form specified in the attached during a permitted trading period requesting clearance to trade, which can be submitted by email. The Designated Officer may approve modifications to this notice process and preclearance notice form.

Clearance to Proceed with a Transaction. No preclearance notice will be an effective clearance to a trade unless and until a Designated Officer responds to the notice with his or her approval in writing. Any such approval will generally be valid until the close of trading two business days following the day on which it was granted, unless an earlier deadline is imposed by the Designated Officer. However, the overarching prohibition on trading when you are aware of material nonpublic information regarding the Company remains in effect.

E.	Additional Restrictions on Section 16 Officers and Directors

Directors and Section 16 officers of the Company must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by Section 16 of the Securities Exchange Act of 1934. Among other things, Section 16 requires directors and Section 16 officers to pay over to the Company any profit realized from any purchase and sale (in either order) of Company securities that occur within six months of each other. Section 16 also requires directors and Section 16 officers to report their transactions in Company securities, generally within two business days of committing to the transaction. Section 16 and its related rules are very complex, and the Company will provide to each director and Section 16 officer additional information discussing compliance with Section 16 and its related rules.

F.	Exceptions for Approved 10b5-1 Plans

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into during a permitted trading period and when you are not aware of material nonpublic information. The adoption and certain modifications to any 10b5-1 plan must be approved in writing in advance by a Designated Officer.

Transactions by Corporate Insiders in Company securities that are executed pursuant to a 10b5-1 plan approved in writing in advance by a Designated Officer are not subject to prohibition on trading on the basis of material nonpublic information or the restrictions in this Addendum relating to the pre-clearance approval process or window periods.

Once the plan is adopted, you must not exercise any influence over the securities subject to the plan, including the amount of securities to be traded, the price at which they are traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of the transactions in advance or delegate discretion on those matters to an independent party.